Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2026

BEIJING, Oct. 28, 2026 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2026, which is the first quarter of New Oriental’s fiscal year 2027.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2026

•	Total net revenues increased by 23.1% year over year to US$1,874.5 million for the first fiscal quarter of 2027.

•	Operating income increased by 20.5% year over year to US$374.7 million for the first fiscal quarter of 2027.

•	Net income attributable to New Oriental increased by 13.5% year over year to US$273.2 million for the first fiscal quarter of 2027.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2027	1Q FY2026	% of change
Net revenues	1,874,491	1,522,980	23.1%
Operating income	374,660	310,827	20.5%
Non-GAAP operating income (2)(3)	406,760	335,543	21.2%
Net income attributable to New Oriental	273,156	240,723	13.5%
Non-GAAP net income attributable to New Oriental (2)(3)	300,947	258,255	16.5%
Net income per ADS attributable to New Oriental - basic	1.76	1.52	16.3%
Net income per ADS attributable to New Oriental - diluted	1.74	1.50	15.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	1.94	1.63	19.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	1.92	1.61	18.7%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/ loss from fair value change of investments, (gain)/ loss from equity method investments, impairment of long-term investments, impairment of goodwill, (gain)/ loss on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2026

Michael Yu, New Oriental’s Executive Chairman, commented, “We are delighted to start our fiscal year 2027 with strong top line growth of 23.1%, above our current full year guidance range. Revenues from overseas test preparation and consulting business increased by approximately 7.7%. In addition, our domestic test preparation business targeting adults and university students grew by approximately 22.3% year over year, while our new educational business initiatives grew by approximately 24.7% year over year. This quarter, our non-academic tutoring courses reached around 60 cities, attracting approximately 476,000 student enrollments, and our intelligent learning system and devices were adopted across around 60 cities, with approximately 515,000 active paid users. In this new fiscal year, we will continue to deepen the execution of our core strategy, with continuous improvement in teaching and product quality as our primary growth drivers. We are confident that this disciplined approach will enable us to generate healthy and sustainable value over the long term. Alongside our growth momentum, our cost optimization and operational efficiency initiatives have entered a new phase this year and have achieved notable progress. New Oriental Home, our newly established comprehensive customer service platform integrated across all departments, had already served over 1,678,000 families across 69 cities by the end of this quarter. This platform has already begun to demonstrate its ability to enhance customer loyalty and retention and strengthen our cross-selling capabilities. We believe it will further increase customer lifetime value while lowering our overall customer acquisition costs. We remain firmly committed to building a stronger brand and creating enduring value for our customers and shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “This fiscal quarter, we continued to execute our strategy of disciplined capacity expansion to balance revenue growth with operational efficiency. Equally important, AI remains at the core of our organizational priorities. This fiscal year, we will maintain measured investment in AI to enhance the competitiveness of our existing products, develop new AI-powered education products that can be commercialized efficiently, and apply AI more broadly to reduce labor costs and improve operating efficiency, while providing stronger support to our staff. In this fiscal quarter, East Buy expanded its private label portfolio to over 1,000 SPUs and its Douyin channel matrix to more than 30 vertical accounts. Leveraging New Oriental’s learning center network, East Buy now has four offline experience stores and has developed instant retail capabilities, including one-hour delivery trials in Beijing and Shanghai. For this fiscal year, East Buy will advance its multi-channel strategy, accelerate private label development, refine App membership operations and enhance supply chain efficiency to support sustainable long-term growth.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We are pleased to report that, in this fiscal quarter, both our core education business and East Buy recorded year over year expansion in their respective operating margins, primarily attributable to enhanced operational efficiency and improved utilization of our learning centers. Concurrently, East Buy’s rapid growth increased its share of total revenue, and this shift in our revenue mix kept our consolidated operating margin at a stable level during this quarter. We view this as an anticipated consequence of scaling new businesses, and we remain confident in the margin trajectory of each business line on a standalone basis. In this fiscal year, we will remain firmly committed to our strategy of pursuing balanced revenue and profit growth, and we will continue to deepen our cost reduction and efficiency enhancement initiatives across key business lines. Through these efforts, we aim to deliver sustainable, healthy growth over the long term while steadily enhancing our profitability.”

Update on Shareholder Return for the Fiscal Year 2026

As part of the shareholder return for the fiscal year 2026, the Company announced in October 2025 a share repurchase program (the “2026 Share Repurchase Program”), under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the subsequent 12 months. As of October 27, 2026, the Company had fully utilized the US$300 million repurchase amount authorized under its 2026 Share Repurchase Program for an aggregate of approximately 56.2 million common shares (including common shares represented by ADSs) from the open market.

Update on Shareholder Return for the Fiscal Year 2027

To implement its three-year shareholder return plan adopted in July 2025 for the fiscal year 2027, the board of directors of the Company previously approved an ordinary cash dividend and a new share repurchase program (the “2027 Share Repurchase Program”) in July 2026.

The Company today announced that its board of directors has approved an ordinary cash dividend for the fiscal year 2027 of US$0.2 per common share, or US$2.0 per ADS, to be distributed in U.S. dollars in two installments: (i) the first installment, US$0.1 per common share, or US$1.0 per ADS, will be paid to holders of common shares and ADSs of record as of the close of business on November 18, 2026, Beijing/Hong Kong Time and New York Time, respectively; and (ii) the second installment, US$0.1 per common share, or US$1.0 per ADS, will be paid to holders of common shares and ADSs of a record date to be further determined by the board of directors of the Company in due course. The payment date for the first installment is expected to be on or around December 1, 2026 and December 4, 2026 for holders of common shares and holders of ADSs, respectively. The payment date for the second installment is expected to be around six months after the payment date of the first installment. Further details regarding the record date and payment date for the second installment will be announced by the Company in due course.

The aggregate amount of the cash dividend to be paid in two installments is expected to be approximately US$300 million. For holders of common shares, in order to qualify for the first installment of the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on November 18, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Pursuant to the 2027 Share Repurchase Program, the Company may repurchase up to US$200 million of its ADSs or common shares over the subsequent 12 months following the board approval. As of October 27, 2026, the Company had not yet repurchased any common shares under the 2027 Share Repurchase Program. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The board of directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Financial Results for the First Fiscal Quarter Ended August 31, 2026

Net Revenues

For the first fiscal quarter of 2027, New Oriental reported net revenues of US$1,874.5 million, representing a 23.1% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s new educational business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,499.8 million, representing a 23.7% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business.

•	Cost of revenues increased by 28.1% year over year to US$817.0 million.

•	Selling and marketing expenses increased by 30.7% year over year to US$262.2 million.

•	General and administrative expenses for the quarter increased by 12.6% year over year to US$420.7 million.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 31.3% to US$30.6 million in the first fiscal quarter of 2027.

Operating Income and Operating Margin

Operating income was US$374.7 million, representing a 20.5% increase year over year. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was US$406.8 million, representing a 21.2% increase year over year.

Operating margin for the quarter was 20.0%, compared to 20.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the quarter was 21.7%, compared to 22.0% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$273.2 million, representing a 13.5% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$1.76 and US$1.74, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, (gain)/ loss from equity method investments, as well as tax effects on non-GAAP adjustments, was US$300.9 million, representing a 16.5% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$1.94 and US$1.92, respectively.

Cash Flow

Net operating cash inflow for the first fiscal quarter of 2027 was approximately US$195.4 million and capital expenditures for the quarter were US$65.8 million.

Balance Sheet

As of August 31, 2026, New Oriental had cash and cash equivalents of US$1,754.6 million. In addition, the Company had US$1,441.3 million in term deposits and US$2,422.7 million in short-term investments.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the first quarter of fiscal year 2027 was US$2,121.1 million, an increase of 11.2% as compared to US$1,906.7 million at the end of the first quarter of fiscal year 2026.

Outlook for the Full Year of FY2027

New Oriental confirms the previously provided guidance of total net revenues in the fiscal year 2027 (June 1, 2026 to May 31, 2027) to be in the range of US$6,453.9 million to US$6,680.3 million, representing a year over year increase in the range of 14% to 18%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 28, 2026, U.S. Eastern Time (8 PM on October 28, 2026, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and a unique personal PIN.

Conference call registration link:

https://register-conf.media-server.com/register/BId978053d1f894490876e8d3906094a10.

It will automatically direct you to the registration page of “New Oriental FY2027 Q1 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/d5kv97n5 first. The replay will be available until October 28, 2027.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the full year of fiscal year 2027, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant decrease in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; its ability to develop and commercialize AI-powered products and realize expected efficiencies from its AI investments; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31	As of May 31
	2026	2026
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,754,565	1,821,202
Restricted cash, current	169,702	179,103
Term deposits, current	980,291	919,492
Short-term investments	2,422,734	2,372,290
Accounts receivable, net	41,617	36,991
Inventory, net	113,751	105,803
Prepaid expenses and other current assets, net	423,210	389,132
Amounts due from related parties, current	16,595	7,742

Total current assets	5,922,465	5,831,755

Restricted cash, non-current	29,142	96,185
Term deposits, non-current	461,047	447,295
Property and equipment, net	912,819	880,068
Land use rights, net	57,229	57,191
Amounts due from related parties, non-current	4,340	12,645
Long-term deposits	57,695	56,434
Intangible assets, net	6,292	7,773
Goodwill, net	46,829	46,558
Long-term investments, net	391,288	383,063
Deferred tax assets, net	92,929	105,271
Right-of-use assets	868,891	854,358
Other non-current assets	10,222	13,424

Total assets	8,861,188	8,792,020

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	142,052	126,942
Accrued expenses and other current liabilities	840,842	937,749
Dividend payable	—	93,413
Income taxes payable	274,067	203,531
Amounts due to related parties	39	88
Deferred revenue	2,121,109	2,242,946
Operating lease liability, current	297,248	285,016

Total current liabilities	3,675,357	3,889,685

Deferred tax liabilities	14,072	14,094
Operating lease liabilities, non-current	566,790	563,825

Total long-term liabilities	580,862	577,919

Total liabilities	4,256,219	4,467,604

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,244,470	3,986,323
Non-controlling interests	360,499	338,093

Total equity	4,604,969	4,324,416

Total liabilities and equity	8,861,188	8,792,020

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,874,491	1,522,980

Operating cost and expenses (note 1)
Cost of revenues	816,968	637,795
Selling and marketing	262,157	200,576
General and administrative	420,706	373,782

Total operating cost and expenses	1,499,831	1,212,153

Operating income	374,660	310,827

(Loss)/Gain from fair value change of investments	(1,818)	7,786
Other income, net	15,317	20,610
Provision for income taxes	(105,153)	(91,542)
Gain/(Loss) from equity method investments	79	(158)

Net income	283,085	247,523

Net income attributable to non-controlling interests	(9,929)	(6,800)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	273,156	240,723

Net income per share attributable to New Oriental-Basic (note 2)	0.18	0.15
Net income per share attributable to New Oriental-Diluted (note 2)	0.17	0.15
Net income per ADS attributable to New Oriental-Basic (note 2)	1.76	1.52
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.74	1.50

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP

MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	374,660	310,827
Share-based compensation expenses	30,581	23,284
Amortization of intangible assets resulting from business acquisitions	1,519	1,432

Non-GAAP operating income	406,760	335,543

Operating margin	20.0%	20.4%
Non-GAAP operating margin	21.7%	22.0%
Net income attributable to New Oriental	273,156	240,723
Share-based compensation expenses	25,857	22,410
Loss/(Gain) from fair value change of investments	1,818	(7,786)
Amortization of intangible assets resulting from business acquisitions	942	888
(Gain)/Loss from equity method investments	(79)	158
Tax effects on Non-GAAP adjustments	(747)	1,862

Non-GAAP net income attributable to New Oriental	300,947	258,255

Net income per ADS attributable to New Oriental- Basic (note 2)	1.76	1.52
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.74	1.50
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.94	1.63
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.92	1.61
Weighted average shares used in calculating basic net income per ADS (note 2)	1,549,386,735	1,587,936,854
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,568,825,658	1,598,588,465
Net income per share - basic	0.18	0.15
Net income per share - diluted	0.17	0.15
Non-GAAP net income per share - basic	0.19	0.16
Non-GAAP net income per share - diluted	0.19	0.16

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	1,093	213
Selling and marketing	5,461	611
General and administrative	24,027	22,460

Total	30,581	23,284

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended August 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	195,392	192,318
Net cash used in investing activities	(178,858)	(451,712)
Net cash used in financing activities	(167,683)	(29,435)
Effect of exchange rate changes	8,068	12,343

Net change in cash, cash equivalents and restricted cash	(143,081)	(276,486)

Cash, cash equivalents and restricted cash at beginning of period	2,096,490	1,817,133
Cash, cash equivalents and restricted cash at end of period	1,953,409	1,540,647